SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document 1	Material Change Report, dated November 7, 2019.

Document 1 of this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	November 7, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer

Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

November 7, 2019

Item 3:	News Release

A news release announcing the material change was issued on November 7, 2019 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On November 7, 2019, Neovasc announced the appointment of Bill Little as the Company's Chief Operating Officer.

Item 5:	Full Description of Material Change

On November 7, 2019, Neovasc announced the appointment of Bill Little as the Company's Chief Operating Officer, reporting directly to the CEO. Mr. Little is an accomplished global marketing executive with more than two decades of experience in the medical device and technology spaces, specializing in interventional cardiology and structural heart disease.

Mr. Little joins Neovasc after serving as Abbott's Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, where he led strategy for the company's $3B vascular business unit. He also led organizational integration during Abbott's $30B merger with St. Jude Medical, providing U.S. sales leadership for a 300-strong commercial field team. Prior to Abbott, Mr. Little was Vice President, Global Marketing at C.R. Bard, now part of Becton Dickson, where he executed on a marketing strategy for the company's $600M peripheral vascular franchise, completing 12 new product launches that generated total revenue in excess of $100M annually. He also spent over 13 years at Boston Scientific in a variety of domestic and international commercial roles. Mr. Little holds a Bachelor of Science in business administration and marketing from the University of Colorado.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of November 7, 2019